Filed by: Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 001-15153

Subject Company: Blockbuster Inc.

The following is a transcript of an interview between Bloomberg’s Aimee Picchi and John Antioco, Blockbuster Inc.’s (“Blockbuster”) Chairman and Chief Executive Officer, held on July 22, 2004.

Note:	Stockholders of Viacom Inc. (“Viacom”) are advised to read Viacom’s Tender Offer Statement on Schedule TO, Blockbuster’s Registration Statement on Form S-4 and the Offer to Exchange/Prospectus and any other documents relating to the exchange offer that are filed with the SEC as they become available because they will contain important information. Stockholders of Viacom may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or from Viacom at www.viacom.com.

Blockbuster’s Antioco on Second-Quarter Earnings (Transcript)

2004-07-22 14:50 (New York)

July 22 (Bloomberg)—John Antioco, chief executive of Blockbuster Inc., talks with Bloomberg’s Aimee Picchi from New York about the company’s second-quarter earnings reported today, subscription program and spending plans. The world’s largest video store chain said second quarter net income fell 24 percent to $46.8 million.

(This is not a legal transcript. Bloomberg LP cannot guarantee its accuracy.)

PICCHI: This is Aimee Picchi, a reporter with Bloomberg News and today I’m interviewing John Antioco, the chairman and CEO of Blockbuster.

Thanks for joining me today.

ANTIOCO: Nice to be here, Aimee.

PICCHI: Well, let’s talk about your second quarter results. The company issued its results this morning and while sales rose, rental revenue of same-store sales declined during the quarter. What are the trends that are going on there?

ANTIOCO: Well, we certainly see a continuation of the trend towards retail purchases, away from rental that came with the shift from VHS to DVD. We see that trend continuing for approximately the next six to 18 months and what’s happening there, is people, now, once they switch from their VCR to a DVD player, have a choice. Today a movie is released on home video is to whether or buy or whether to rent and obviously, a certain percentage of those are choosing to buy. We believe this stabilizes in ‘05 when, essentially, you know, nearly 100 percent of active renters have made the conversion from VHS to DVD.

PICCHI: OK.

ANTIOCO: Should also say that this whole change has brought about a lot of opportunity for Blockbuster and those opportunities that we are pursuing, we think, have a great future and they include subscription, online and in-store and movie trading that came about as a result of the conversion to DVD.

PICCHI: Now, your company expanded its subscription program in the stores, in May, what kind of response have you seen from consumers to that program?

ANTIOCO: We’ve seen a terrific response. You know our stated objective is to have approximately eight percent of our membership base representing even a much higher percentage of our sales on our subscription program by year-end. That would amount to, approximately, 1.4 million in-store subscribers.

PICCHI: OK and how far are you, in terms of reaching that goal?

ANTIOCO: We’re pretty far along. We hesitate to give out the subscriber numbers because we realize that its kind of peak seasonality and there’ll, you know, inevitably there’ll be some churn but we feel very confident in reaching that goal.

PICCHI: OK. Do you see – is that program more profitable for you with people paying a flat monthly fee versus the – your normal model of people paying per rental?

ANTIOCO: Yes, it’s kind of a win-win, Aimee, because what we’re seeing is two things. One, customers are spending more at Blockbuster than before they had a pass but they’re also getting a lot more. They are, you know, on average, you know, let’s just say renting more than 10 movies per month with no possibility of having any end to the viewing fees, so when you think about the cost per movie, you have a significant value for the consumer compared to the pay-as-you-go. So any time we can get win-wins where, you know, we make more revenue and the consumer gets more value, we like that proposition.

PICCHI: OK. Are you worried, at all, about creating a price war with Netflix because their program is similar but few dollars cheaper on a monthly basis?

ANTIOCO: It – compared to our in-store program, it is cheaper. Compared to our online program that we’re going to launch it will not be cheaper but I also want to point out it’s, really, a little bit apples and oranges because in the in-store program, as I mentioned, consumers can, basically, come in multiple times during the day or every day, however you want to say it, they have, virtually, unlimited rentals because the store is right there and they have access to it, whereas, an online delivered through the mail program there’s only, you know, you still have that turnaround time, so on average, our in-store rental customer is paying less per movie viewing than a current Netflix customer is paying.

PICCHI: How much are you going to be charging for your online product?

ANTIOCO: We haven’t launched yet, Aimee, and we haven’t announced it yet.

PICCHI: OK but it’ll be less than Netflix’s…

ANTIOCO: It’ll be…

PICCHI: …$22…

ANTIOCO: It’ll, certainly, be competitive.

PICCHI: OK. Now, you also said that you’re going to be spending 90 million more, in terms of investments for developing new programs this year, can you give any sense of where you’re spending that and what kind of new programs we’ll see from Blockbuster this year?

ANTIOCO: Sure. Well, certainly, one of them is the two programs we just talked about, which is subscription. The launching of in-store subscription and online subscription are both investments that we are making. We’re also going into DVD trading. We are – we’ve been testing it for over a year now. We’re in 300 stores and we’re going to over 2,000 stores by year- end, where customers will have an opportunity to bring in their DVDs as part of their home library, ones that they are no longer intending to watch and trade those DVDs in for store currency, as Blockbuster store credit that they can spend on new movies, used movies, rental movies, games, however they want to spend it. So, it’s a great opportunity for customers to get some value out of products that are no longer, you know, providing value to them but there’s another customer that may want to watch that movie.

PICCHI: Well, where do you think the greatest revenue or potential revenue gains will come from for Blockbuster, in which of the programs?

ANTIOCO: Well, I think, you know, I hesitate to venture. Of the three, let’s call them initiatives that we’ve got going now, they all could be substantial revenue producers for us or we wouldn’t be chasing it. Subscription, overall, could amount to a – eventually, could amount to a billion-dollar business for us.

PICCHI: Annual – on an annual basis?

ANTIOCO: On an annual basis yes.

PICCHI: OK. Would it reach that next year or in how many years do you think it might reach that?

ANTIOCO: You know, given the fact that we’re only a month into it, I don’t want to say when but if you think in terms of our revenues today are six billion, somewhere, around four billion of that is rental. You know, there’s no reason why – actually, no reason. I mean an objective to reach 20 percent plus through subscription is, certainly, not you know unattainable.

PICCHI: Is that subscription both in-store and online or is that just the in-store portion of it?

ANTIOCO: That’s – I’ll hedge my bet and tell you that’s both.

PICCHI: OK. All right.

ANTIOCO: And then, you know, you have games. I mean we are the fastest expansion, in terms of store fronts going to come in the area of games where we will open between this year and next, easily, over 1,000 stores, a combination of freestanding stores and store in-stores, both here in the U.S. and in other parts of the world. So that’s going to be, obviously, a major revenue contributor for us, in the future.

PICCHI: OK.

ANTIOCO: And I think the most, let’s call it speculative one, one that we have strong feelings about and instincts about, is movie trading but you know, as a, you know, beginning, if you will, consumer dynamic that we don’t know where it’s going to end, we just know that there are two billion discs in peoples’ homes now. We know a significant percentage of them are not watched and you know there’s no intention for the consumer to watch and that number is growing by over, one billion discs a year in the U.S. alone. So that represents a lot of kind of untapped consumer potential that we can help them monetize.

PICCHI: OK.

ANTIOCO: We, also, think it helps the industry. So if the consumer has an outlet for a used DVD it, really, frees them – their mind up about spending, you know, whether it’s, you know, $20 for a new DVD because they know that they can get some value at the end, not unlike people think about when they buy, you know, a new car, trade in the old one.

PICCHI: Well, let’s talk about another change your company is about to go through, the split off from Viacom, how is that going to change the way your company operates?

ANTIOCO: We don’t see it having any change, I mean, in the way we operate. I mean I think part of the – a significant part of the reason why there was a decision to split off from Viacom, is we are, you know, more deeply entrenching ourselves as a retailer by investing in games, investing on online subscription and some of the other initiatives, we’re, clearly, investing significant capital in our retail business, which as you know, is not Viacom’s main business line. So I think this further expansion of our, overall, retail initiatives, which we were doing during Viacom and which will accelerate after Viacom is a consistent direction. Perhaps the speed of the transition is going to accelerate.

PICCHI: When do you expect that the split off will actually happen?

ANTIOCO: It’s a little hard to say. There’s some factors in it that are, you know, outside our control, in terms of the process and you know, the regulatory hurdles we have to go through but I think most people believe it will be done before year-end for sure.

PICCHI: OK. What about the effect on Blockbuster stock price, because from the analysts and investors that I spoke to, they’re all expecting that this transaction will have some pressure on Blockbuster stock price. Do you have any thoughts on that in any way that you’re planning to help bolster the stock if it happens?

ANTIOCO: Well, I mean, two things that I’d say about that. One is the, certainly, the declaration of payment of the $5 proposed dividend will, obviously, impact the stock price. You know, by people who’ll be getting $5 of cash out of their stock holdings.

PICCHI: Right.

ANTIOCO: And then the second thing that you know will, you know, be a factor will be the increase in the float of Blockbuster but you know, you know Aimee, it, really, you know, remains to be seen how it all plays out to the extent that investors believe in our story can, you know, understand our vision of where we want to go, I think the stock will, you know, go to the appropriate level. You know, there’s some argument to be made that increasing the size of Blockbuster float will allow, you know, new investors to invest in our company that previously, were hesitant to do it based on the limited float. So, I think my attitude is, over time the thing that will matter is, are we successful in implementing our strategy and the implementation of that strategy cause our prospects for the future to improve?

PICCHI: I mean Blockbuster’s been in a situation before where a lot of people have questioned the future of the company.

ANTIOCO: We’re always – we’re in a perpetual state of people questioning that.

PICCHI: Yes. I wanted to ask, you know, why do you think this time you’ll be able to you know keep growing the business as you have in the past?

ANTIOCO: Well because I think you said it best because we always have and I would say, you know, in closing, I would say that the truth of the matter is, we have more opportunity on our plate and in front of us now, perhaps, than we’ve ever had before because of all of these business initiatives that represent new potential revenue sources for us and thought we’ve acknowledged our challenges in the mature movie rental business, we’re also addressing some and plan to participate in some businesses that are growing very nicely and we think that’s a good position to be in and we are excited about the future.

PICCHI: Great. Well thanks for joining me today.

This has been Aimee Picchi with John Antioco of Blockbuster. Thanks a lot for your time.

***END OF TRANSCRIPT***

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